Immediate Release: NR 12-15

EXTORRE ENTERS INTO AGREEMENT FOR SALE TO YAMANA

All amounts are expressed in Canadian dollars, unless otherwise indicated

Vancouver, British Columbia, June 18, 2012 – Extorre Gold Mines Limited (NYSE-MKT:XG; TSX:XG; Frankfurt:E1R) ("**Extorre**" or the "**Company**") is pleased to announce today that it has entered into a definitive agreement (the "**Agreement**") with Yamana Gold Inc. (TSX:YRI; NYSE:AUY; LSE:YAU) ("**Yamana**") pursuant to which Yamana will acquire all of the issued and outstanding common shares of Extorre ("**Extorre Shares**") by way of a statutory plan of arrangement (the "**Arrangement**") under the *Canada Business Corporations Act*.

Transaction Details

Under the terms of the Agreement, each Extorre shareholder will receive in exchange for each Extorre Share held, $3.50 in cash and 0.0467 of a common share of Yamana ("**Yamana Share**"). Each holder of an Extorre stock option (an "**Option**") shall be entitled to receive, upon the exercise of such Options, Yamana Shares based upon a share exchange ratio of 0.2648 of a Yamana Share for each Extorre Share which would have been issuable upon exercise of such Options prior to the effective date of the Arrangement.

Based on the closing price of the Yamana Shares on the Toronto Stock Exchange ("**TSX**") of $16.36 on June 15, 2012, the last trading day before announcement of the Arrangement, the implied transaction price of $4.26 per Extorre Share represents a premium of approximately 54% over the 20-day volume weighted average price of the Extorre Shares on the TSX for the period ending June 15, 2012. The transaction value on a basic shares outstanding basis is approximately $414 million.

Completion of the Arrangement is subject to certain customary conditions, including receipt of all necessary court, shareholder and regulatory approvals. The Agreement also provides for, among other things, customary non-solicitation covenants, a "right to match" in favour of Yamana in the event of a superior proposal and the payment by Extorre to Yamana of a $15 million termination fee should the Arrangement Agreement be terminated in certain circumstances.

The special meeting for Extorre shareholders to approve the Arrangement is expected to occur on or about August 15, 2012. The Arrangement must be approved by 66⅔% of the Extorre Shares voted at the meeting.

Yale Simpson, Co-Chairman of Extorre commented on the Arrangement as follows:

"We are pleased to be entering into this transaction with Yamana. Extorre's share price has suffered dramatically over the past few months due to a number of factors including: global political and economic uncertainty impacting credit markets; a broad sell-off of all junior non-producing gold companies; concerns with respect to share dilution arising from a decision to develop the Cerro Moro project; and a series of events that have raised the perceived investment risk in Argentina.

Management and the board of directors of Extorre diligently examined all of the available options to finance the Cerro Moro project to production, but given current market conditions, whatever financing mix was chosen, the result would be a serious erosion of the project returns. In conclusion, if Extorre were to lock into the current fiscal/operating environment, the value of the Cerro Moro project to shareholders would be significantly diminished. Aside from this, management did not believe shelving a development decision for any length of time would be viable.

The Cerro Moro project fits very well into Yamana's portfolio and Yamana has both the operational experience in Argentina and financial strength to develop the project on a timely basis. Given the full set of circumstances faced by the Company, the board of directors of Extorre was unanimous in concluding that this transaction represents a good outcome for all stakeholders."

The board of directors of Extorre, based on the recommendation of its special committee, unanimously determined the Arrangement to be in the best interests of the Company and recommends that the Extorre shareholders vote in favour of the Arrangement.

Voting and Support Agreements

Each of the senior officers and directors of Extorre, representing, in aggregate, approximately 7.4% of the issued and outstanding Extorre Shares, has entered into a voting and support agreement with Yamana, pursuant to which, among other things, they have agreed to vote their Extorre Shares in favour of the Arrangement, not to solicit other transactions and to otherwise support the Arrangement.

Advisors

Extorre's financial advisor for the Arrangement is Canaccord Genuity Corp. and its legal advisor is Gowling Lafleur Henderson LLP. The financial advisor to the special committee of independent directors of Extorre is Gryphon Partners Canada Inc., a wholly owned subsidiary of Standard Chartered Bank, and its legal advisor is Blake, Cassels & Graydon LLP. Each of Canaccord Genuity Corp. and Gryphon Partners Canada Inc. delivered oral opinions that the consideration to be received by the Extorre shareholders is fair from a financial point of view to the Extorre shareholders other than Yamana and its affiliates.

About Extorre

Extorre is a junior mining company with exploration and development stage precious metals projects in Argentina, the most advanced of which is its Cerro Moro project in the province of Santa Cruz. Extorre Shares are listed on the TSX and NYSE-MKT Exchanges under the symbol XG. You are invited to visit the Extorre's website at www.extorre.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

EXTORRE GOLD MINES LIMITED

Mr. Yale Simpson
Co-Chairman

For further information, please contact:
Rob Grey, VP Corporate Communications
Tel: 604.681.9512 Fax: 604.688.9532
Toll-free: 1.888.688.9512

Suite 1660, 999 West Hastings St.
Vancouver, BC
Canada V6C 2W2

Safe Harbour Statement – This news release contains "forward-looking information" and "forward-looking statements" (together, the "**forward-looking statements**") within the meaning of applicable securities laws and the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our

expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the price of Extorre Shares and volume traded; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company's Amended Annual Information Form for the fiscal period ended December 31, 2011, dated March 30, 2012 filed with the Canadian Securities Administrators and available under the Company's profile on SEDAR at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors – The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "**SEC**") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE